UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Fidelity National Financial, Inc.
(Name of Issuer)

FNF Group Common Stock, par value $0.0001 per share
(Title of Class of Securities)

31620R303
(CUSIP Number)

KEITH MEISTER
PATRICK DOOLEY
CORVEX MANAGEMENT LP
712 Fifth Avenue, 23rd Floor
New York, New York 10019
(212) 474-6700

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31620R303

1	NAME OF REPORTING PERSON CORVEX MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,285,547
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 18,285,547
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,285,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP NO. 31620R303

1	NAME OF REPORTING PERSON KEITH MEISTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,285,547
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 18,285,547
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,285,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN; HC

CUSIP NO. 31620R303

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. This Amendment No. 3 reflects the Reporting Persons’ ownership position following the completion of the Issuer’s recapitalization on June 30, 2014.

Item 1.	Security and Issuer.

Item 1 is hereby amended to add the following:

Effective June 30, 2014, the Issuer completed a previously announced transaction whereby each outstanding share of the Company’s Class A Common Stock, par value $0.0001 per share (the “Old FNF Common Stock”), was reclassified into one share of FNF Group common stock, par value $0.0001 per share (the “FNF Common Stock”) and 0.3333 of a share of FNFV Group common stock (the “Recapitalization”). This statement relates to the FNF Common Stock (the “Shares”) of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The disclosure with respect to the Recapitalization set forth in Item 1 is hereby incorporated by reference.  The Reporting Persons may from time to time have discussions with the Issuer regarding the business of the Issuer. The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon approximately 276,000,000 Shares outstanding as reported in Exhibit 99.1 to the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2014.

As of the close of business on June 30, 2014, Corvex may be deemed to be the beneficial owner of 18,285,547 Shares, constituting collectively approximately 6.6% of the Shares outstanding.  By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be deemed the beneficial owner of such Shares.

CUSIP NO. 31620R303

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 1, 2014	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

/s/ Keith Meister
KEITH MEISTER